Delisting Determination, The Nasdaq Stock Market, LLC, April 8, 2025, Trevena, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the security of Trevena, Inc.
effective at the opening of the trading session on April 21, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1) and 5550(a)(2).
The Company was notified of the Staff determination on March 1, 2024.
On March 5, 2024, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On May 2, 2024, the hearing was held. On May 13, 2024, the Panel reached a decision and a Decision letter was issued the same day.
On June 11, 2024, the Panel modified their decision. The Company requested an extension so that it could meet the Panel's milestones on August 23, 2024. The Panel again modified their decision allowing the Company more time to be in compliance with the Listing Rules and the milestones set forth in the decision. The Company had until October 2, 2024 to meet the milestones and to regain compliance.
On October 4, 2024, the Panel reached a decision and decided to suspend the Company from the Exchange. The Company security was suspended on October 8, 2024. The Staff determination to delist the Company securities became final on November 18, 2024.